Exhibit A

NORTHERN LIGHTS FUND TRUST III

INVESTOR CLASS

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

Date Last Amended: May 25, 2022

Fund Name	Maximum Authorized Rate	Currently Approved Rate	Distributor
Absolute Capital Asset Allocator Fund	1.00%	1.00%	Northern Lights Distributors, LLC
Absolute Capital Defender Fund	1.00%	1.00%	Northern Lights Distributors, LLC
HCM Dividend Income Plus Fund	1.00%	1.00%	Northern Lights Distributors, LLC
HCM Dividend Sector Plus Fund	1.00%	1.00%	Northern Lights Distributors, LLC
HCM Dynamic Income Fund	1.00%	1.00%	Northern Lights Distributors, LLC
HCM Tactical Growth Fund	1.00%	1.00%	Northern Lights Distributors, LLC

Acknowledged and Approved by:

Northern Lights Fund Trust III: By: _/s/Richard Malinowski____________ Richard Malinowski, President	Northern Lights Distributors, LLC: By: _/s/Kevin Guerette________________ Kevin Guerette, President